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SHAREHOLDERS' CIRCULAR OF TVSL

SOCIÉTÉ ANONYME EN LIQUIDATION

(formerly SBS BROADCASTING S.A.)

Dated May 31, 2006

for the

Extraordinary General Meetings of Shareholders

to be held on June 30, 2006

Please carefully read this Circular, including its Appendices. They contain detailed information relating to the proposed liquidation of TVSL société anonyme en liquidation. If you are in doubt as to how to deal with these materials or the matters they describe, please consult your financial or professional advisor.

        Dear Shareholder:

        TVSL Liquidation S.à r.l., the liquidator of TVSL société anonyme en liquidation ("TVSL"), is sending you this Circular in connection with the solicitation of proxies for use at two extraordinary general meetings of shareholders, each to be held on June 30, 2006, to complete the liquidation of TVSL. The time and location of the meetings and items to be addressed are set forth in the Notice of Extraordinary General Meetings of the Shareholders that follows this letter.

        As discussed in more detail in this Circular, the extraordinary general meetings are being convened to consider and to approve the completion and closing of the liquidation of TVSL. TVSL entered into liquidation on October 18, 2005, promptly following the closing of the sale of substantially all of its assets to and assumption of substantially all of its liabilities by PKS Media S.à r.l. ("PKS Media"), a company owned by funds advised by the private equity firms Permira Beteiligungsberatung GmbH and Kohlberg Kravis Roberts & Co., L.P. PKS Media has subsequently been renamed SBS Broadcasting S.à r.l. ("SBS") and through its subsidiaries carries on the SBS business. The asset sale and subsequent commencement of the liquidation was approved by TVSL's shareholders at an extraordinary general meeting held on October 3, 2005, and the transaction was closed on October 18, 2005.

        Following the closing of the asset sale, TVSL distributed the cash proceeds from the asset sale and certain other amounts to TVSL shareholders as an advance liquidation distribution. The advance liquidation distribution was made on November 8, 2005 to shareholders of record as of October 18, 2005, the record date for the distribution. Shareholders received from TVSL the amount of €46.072 per share or, for those shareholders who had previously elected to receive U.S. dollars, U.S. $55.087 per share. Overall, TVSL made aggregate euro and U.S. dollar payments to shareholders of, respectively, €963,442,045.60 and U.S. $702,830,847.70. Also on October 18, 2005, TVSL made cancellation payments to holders of stock options in an aggregate amount of €157,983,118. TVSL does not expect to, and will not, make any further liquidation distributions.

        As liquidator, TVSL Liquidation S.à r.l. is required to report to you on the process of closing TVSL's remaining assets and liabilities following the asset sale transaction and will present its formal report to shareholders at the first extraordinary general meeting called for June 30, 2006. The liquidation process has principally involved completing the assignment of existing contracts to which TVSL is a party, completing tax filings and paying expenses relating to the asset sale.

        In view of the progress made on the liquidation and the financial situation of TVSL, TVSL Liquidation S.à r.l. has concluded that it is appropriate at this time and consistent with its duties as the liquidator of TVSL to call the extraordinary general meetings of shareholders for the purpose of closing the liquidation of TVSL. Under Luxembourg law, the closing of the liquidation will require two separate extraordinary meetings, although these can be held on the same day. Enclosed with this mailing are the Notice of Extraordinary General Meetings of Shareholders, a Proxy Statement describing the business to be transacted at the meetings and a proxy card relating thereto, proposed resolutions to be voted upon at each meeting (included in Appendix A and B, respectively), and a balance sheet for TVSL as at December 31, 2005 prepared in accordance with Luxembourg GAAP (included in Appendix C). We recommend that you vote "FOR" approval and adoption of the resolutions described in this Circular in order to effect the completion of the liquidation.

        This Circular contains information on how to obtain a proxy card. Whether or not you plan to attend the extraordinary general meetings, please take the time to vote by completing and mailing the enclosed proxy card or, if your shares are held through a broker or nominee, following the instructions of such broker or nominee to vote your shares. We urge all shareholders to vote.

Sincerely,
TVSL Liquidation S.à r.l., liquidator of TVSL société anonyme en liquidation by Christian Billon
May 31, 2006

i

TVSL SOCIÉTÉ ANONYME EN LIQUIDATION

NOTICE OF EXTRAORDINARY GENERAL MEETINGS OF SHAREHOLDERS
to be held on June 30, 2006

        An extraordinary general meeting of shareholders of TVSL société anonyme en liquidation ("TVSL") will be convened at the offices of Arendt & Medernach, 14, rue Erasme, L-1468 Luxembourg, on June 30, 2006 at 10:00 a.m., for the following purposes:

        1a. submission by the liquidator to the general meeting of the results of the liquidation and of the balance sheet of TVSL for the year ended December 31, 2005 in accordance with article 150 of the law of 10 August 1915 on commercial companies, as amended (the "Luxembourg Company Law");

        2a. report of the liquidator on the completion of the liquidation in accordance with article 151 of the Luxembourg Company Law;

        3a. appointment of an auditor for the liquidation; and

        4a. approval of the date of the meeting called to close the liquidation.

        As soon as possible on the same day following the conclusion of this extraordinary general meeting of shareholders of TVSL and assuming that the resolutions proposed to be adopted by the shareholders at such extraordinary general meeting are adopted in the form proposed, a second extraordinary general meeting of shareholders of TVSL will be convened at the offices of Arendt & Medernach, 14, rue Erasme, L-1468 Luxembourg, for the following purposes:

        1b. report of the auditor of the liquidation;

        2b. indication of the measures taken for the sums and assets due to creditors;

        3b. discharge to be granted to the liquidator and to the auditor for the liquidation;

        4b. closing of the liquidation; and

        5b. designation of the place where the books and corporate documents will be deposited and kept during a period of five years from the date of the extraordinary general meeting of shareholders.

        Under Luxembourg law, an affirmative vote of a majority of the shares of TVSL present, or represented, and entitled to vote at each extraordinary general meeting is required for approval of all matters set forth above.

        No specific quorum is required for either of the extraordinary general meetings.

        The liquidator of TVSL has determined that shareholders of record at the close of business on May 22, 2006, will be entitled to vote at each extraordinary general meeting and at any adjournments thereof.

TVSL Liquidation S.à r.l., liquidator of TVSL société anonyme en liquidation by Christian Billon
May 31, 2006

YOUR VOTE IS IMPORTANT

        NO MATTER HOW MANY SHARES YOU OWNED ON THE RECORD DATE, PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED CARD, DATE, SIGN AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE COMPANY OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN PROMPTLY MAILING IN YOUR PROXY CARD.

TVSL SOCIÉTÉ ANONYME EN LIQUIDATION

Registered office:
8-10, rue Mathias Hardt
L-1717 Luxembourg

PROXY STATEMENT

        The accompanying proxies are being solicited by TVSL Liquidation S.à r.l., a Luxembourg société à responsabilité limitée, as the liquidator (the "Liquidator") of TVSL société anonyme en liquidation (formerly SBS Broadcasting S.A.) ("TVSL") for use at the extraordinary general meeting of shareholders of TVSL to be convened on June 30, 2006 at 10:00 a.m. and, if each of the resolutions proposed to be adopted by the shareholders at such extraordinary general meeting is adopted in the form proposed, for use at the second extraordinary general meeting of shareholders of TVSL to be convened on June 30, 2006 as soon as possible following the close of the first meeting. Each meeting and any adjournments thereof are to be held at the offices of Arendt & Medernach, 14, rue Erasme, L-1468 Luxembourg.

        All shares represented by each properly executed unrevoked proxy received in time for the extraordinary general meetings will be voted in the manner specified therein. An executed proxy may be revoked at any time before its exercise by filing with the Liquidator of TVSL, at the location set forth above, a written notice of revocation or a duly executed proxy bearing a later date. The execution of the enclosed proxy will not affect a shareholder's right to vote in person at one or both of the extraordinary general meetings should such shareholder desire to vote in person.

        Votes cast by proxy or in person at the extraordinary general meetings will be counted by the persons appointed to act as election inspectors for the meeting. For purposes of determining the outcome of any proposal as to which the broker or nominee has physically indicated on the proxy that it does not have authority to vote, or as to which the broker or nominee is prohibited from voting by applicable laws or regulations (such shares being referred to as "broker non-votes"), the election inspectors will treat those shares as shares that are not present and not entitled to vote with respect to that matter (even though those shares may be entitled to vote on other matters).

        The expense of soliciting proxies will be borne by SBS Broadcasting Europe B.V., which is responsible for the costs and expenses associated with the liquidation of TVSL. Proxies will be solicited principally through the use of the mail. SBS Broadcasting Europe B.V. on behalf of TVSL, also will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

        ANY PROXY MUST BE RECEIVED NO LATER THAN FIVE DAYS BEFORE EACH EXTRAORDINARY GENERAL MEETING.

INFORMATION CONCERNING TVSL

General

        TVSL is a Luxembourg société anonyme that is subject to the provisions of the Luxembourg law of 10 August 1915 on commercial companies, as amended and as applicable to companies in liquidation. TVSL was founded on October 24, 1989, published in the Memorial C. Recueil des Sociétés et Associations number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. Pursuant to the amended and restated sale and purchase agreement, dated August 21, 2005 (the "Sale and Purchase Agreement"), between TVSL and PKS Media S.à r.l., a Luxembourg société à responsabilité limitée (now called SBS Broadcasting S.à r.l.) ("SBS"), TVSL sold substantially all of its assets and liabilities to a group of companies held by SBS on October 18, 2005 and, immediately thereafter, entered into liquidation. The proceeds of the asset sale were distributed to shareholders on November 8, 2005 as an advance liquidation distribution. The registered office of TVSL is at 8-10, rue Mathias Hardt, L-1717 Luxembourg.

Financial Information

        This Circular incorporates by reference the Appendices to this Circular, including TVSL's balance sheet as of December 31, 2005, attached hereto as Appendix C.

Liquidation Distribution

        TVSL has paid an advance liquidation distribution to shareholders on November 8, 2005 of the proceeds of the asset sale and certain other amounts. TVSL does not expect to, and will not, make any further liquidation distributions. From and after the close of the liquidation, any amounts that were distributed by TVSL to a particular shareholder in the advance liquidation distribution but were not capable of being delivered to such shareholder shall be held by the Caisse des Dépôts et Consignations in Luxembourg for the account of such holder for a period of thirty years subject to such institution's normal claims procedures.

Liquidation Process Update

        The liquidation process has principally involved completing the assignment of existing contracts to which TVSL is a party, completing tax filings and paying expenses relating to the asset sale.

        At the commencement of the liquidation, a number of contracts to which TVSL was a party and which were among the assets to be transferred to SBS or an affiliate of SBS pursuant to the Sale and Purchase Agreement had not yet been assigned because TVSL was previously unable to obtain the consent of the respective counterparties to assignment. During the liquidation, TVSL has continued to perform all of its rights and obligations under those contracts in accordance with the requests of SBS or its assigns and for their behalf (but also at their expense). A limited number of contracts remain unassigned at the date of this Circular. The Liquidator reasonably expects to effect the assignment of those agreements prior to the date of the extraordinary general meetings, and if that is not accomplished it will make suitable arrangements for the satisfaction of any liabilities that may become due thereunder prior to the date of the extraordinary general meetings.

        Since the commencement of the liquidation, TVSL has made certain required tax filings with the competent fiscal authorities in the Grand Duchy of Luxembourg and the Swiss Confederation in respect of the fiscal years 2001 to 2005 and, in Luxembourg, will file a final tax return covering the period from January 1, 2005 through the date of completion of the liquidation. While no final assessments for taxes due have been received by TVSL in respect of those filings at the date of this Circular, all liability in respect of such filings has been assumed by SBS and certain of its affiliates pursuant to the Sale and Purchase Agreement, and the authorities will be notified by SBS or an affiliate of their assumption of all such liabilities.

        Following closing of the asset sale, TVSL retained €3,227,015 to pay expenses associated with the asset sale. As of the date of this letter, €2,102,063.30 of this amount has been used to pay such expenses, and we believe that no asset sale expenses remain unpaid. In accordance with the terms of the Sale and Purchase Agreement, we are required to pay the balance of this amount to SBS. In addition, a de minimis residual cash amount was not capable of being distributed to shareholders of TVSL in the liquidation distribution due to its small size. After transferring to SBS the remaining amounts retained to pay expenses associated with the asset sale and the de minimis residual cash amount from the liquidation distribution in consideration of its services in connection with the liquidation, TVSL will have no cash balances remaining.

        In view of the foregoing and the financial situation of TVSL, TVSL Liquidation S.à r.l. has concluded that it is appropriate at this time and consistent with its duties as the liquidator of TVSL, to call the extraordinary general meetings of shareholders for the purpose of closing the liquidation of TVSL.

Other

        You should rely only on the information incorporated by reference or provided in this Circular or any supplement to this Circular, together with the information contained in the Shareholders' Circular relating to the asset sale dated September 1, 2005, which has been distributed to shareholders, in deciding how to vote your shares on the liquidation and the resolutions. TVSL has not authorized anyone to provide you with different information. The date of this Circular is May 31, 2006. You should not assume that the information in this Circular is accurate as of any date other than that date, regardless of the time such Circular is made available to you.

OTHER MATTERS

        At the time of the preparation of this proxy statement, the Liquidator knew of no other matters to be acted upon at the extraordinary general meetings of shareholders. If any other matters are properly presented for action at either meeting or at any adjournments thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holders.

Sincerely,
TVSL Liquidation S.à r.l., liquidator of TVSL société anonyme en liquidation by Christian Billon
Luxembourg May 31, 2006

        IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE.

v

Appendix A

  Proposed Resolutions

        The minutes of the extraordinary general meeting of TVSL société anonyme en liquidation ("TVSL") to be held at 10:00 a.m. on June 30, 2006 are to reflect that the following resolutions have been approved by holders of a majority of TVSL shares present or represented at the extraordinary general meeting.

        The extraordinary general meeting of TVSL resolves:

        1.     to appoint as special auditor for the liquidation Ernst & Young S.A., société anonyme, having its registered office at L-5365 Münsbach, 7, Parc d'Activité Syrdall, registered to the Trade and Companies register of Luxembourg under the number B 47 771; and

        2.     to approve June 30, 2006 as the date and time of the meeting fixed by the liquidator for the purpose of closing the liquidation of TVSL, such meeting to be held as soon as possible following the conclusion of the first extraordinary general meeting called for such date, with the following agenda:

        i.      Report of the auditor of the liquidation;

        ii.     Indication of the measures taken for the sums and assets due to creditors;

        iii.    Discharge to be granted to the liquidator and to the auditor for the liquidation;

        iv.    Closing of the liquidation; and

        v.     Designation of the place where the books and the corporate documents will be deposited and kept during five years.

A-1

Appendix B

  Proposed Resolutions

        The minutes of the extraordinary general meeting of TVSL société anonyme en liquidation ("TVSL"), which will be held as soon as possible on the same day following the conclusion of the first extraordinary general meeting of shareholders called for June 30, 2006, are to reflect that the following resolutions have been approved by holders of a majority of TVSL shares present or represented at the extraordinary general meeting:

        The extraordinary general meeting of TVSL resolves:

        1.     to approve the report of the auditor for the liquidation;

        2.     to acknowledge that all the debts known and owed by TVSL as of the day of this extraordinary general meeting have been settled or have been assumed by SBS Broadcasting S.à r.l. ("SBS") (formerly PKS Media S.à r.l.) and SBS Broadcasting Europe B.V., a subsidiary of SBS, in accordance with the provisions of the amended and restated sale and purchase agreement, dated August 21, 2005, and certain related agreements, including liabilities which may become due following the completion of the liquidation;

        3.     to grant discharge to the liquidator, TVSL Liquidation S.à r.l., and the auditor for the liquidation, Ernst & Young S.A.;

        4.     to close the liquidation; and

        5.     to decide that the books and the documents of the company will be kept during a period of five years at the principal executive offices of SBS Broadcasting Europe B.V., currently located at Rietlandpark 353, 1019EM Amsterdam, the Netherlands.

B-1

Appendix C

TVSL société anonyme en liquidation
BALANCE SHEET
December 31, 2005
(amounts in euros)

	2005	2004
Fixed assets
Tangible assets (Note 3)
Technical and other equipment	0	168,624
Financial assets
Shares in affiliated undertakings (Note 4)	0	190,644,514
Loans to affiliated undertakings (Note 4)	0	418,330,194
Own shares (Note 5)	34,990	11,425,162

	34,990	620,399,870
Current assets
Debtors
Amounts owed by affiliated undertakings	114,426	39,852,182
Other debtors	72,160	277,617
Program rights	0	30,011,012

	186,586	70,140,811
Cash at bank and in hand	6,661,586	50,390,530

	6,848,172	120,531,341
Prepayments (Note 6)	0	3,724,535

	6,848,172	124,255,876
Creditors: amounts due and payable within one year
Amounts owed to affiliated undertakings	0	(31,425,543)
Other creditors	(6,364,734)	(6,593,671)
Program rights	0	(24,682,349)

	(6,364,734)	(62,701,563)
Net current assets	483,438	57,829,778

Total assets less current liabilities	518,428	682,122,807
Creditors: amounts due and payable after one year
12% senior notes due 2008 (Note 6)	0	(103,655,000)
Program rights	0	(9,043,000)
Other Creditors	0	(3,918,996)

	0	(116,616,996)

	518,428	565,505,811

Capital and reserves (Note 7)
Subscribed capital	67,343,606	64,615,172
Share premium	462,784,698	438,927,336
Legal Reserve	6,461,517	6,374,666
Reserve for own shares	34,990	11,425,162
Results brought forward	55,466,796	30,645,768
Profit/(loss) for the financial year	1,117,662,933	13,517,707
Distribution to shareholders	(1,709,236,112)	0

	518,428	565,505,811

The accompanying notes are an integral part of the annual accounts.

TVSL société anonyme en liquidation
NOTES TO THE ACCOUNTS
December 31, 2005

NOTE 1 – GENERAL

        TVSL société anonyme en liquidation (the "Company") was incorporated on October 24, 1989 as a "Société Anonyme" under Luxembourg Company law and commenced operations in 1990. The Company operates a branch in Geneva, Switzerland.

        The Company was organized to acquire and operate commercial television and radio stations in Scandinavia and other areas in Europe, and expanded its operations to include other related media activities.

        On October 18, 2005 the Company sold all its assets and liabilities to a company controlled by two leading private equity firms, Permira and Kohlberg Kravis Roberts & Co. At the same date the Company entered into a liquidation process.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

        The annual accounts are prepared in accordance with generally accepted accounting principles and regulations in force in the Grand Duchy of Luxembourg.

        The accounts of the Company are expressed in euro.

        The significant accounting policies are as follows:

Risks and Uncertainties

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the annual accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial assets

        Financial assets are stated at cost unless a permanent impairment of value has or is deemed to have occurred, in which case they are stated at the lower value.

        Cash dividends from investee companies are recorded as income when they are declared.

Program rights

        Program rights and the related liabilities are recorded at their gross value when the contract is signed. These rights are expensed when the program is aired, or amortized on an accelerated basis when the Company is entitled to more than one airing. An exception is the Paramount library agreement, which is amortized on a straight-line basis commencing upon the initial broadcast date in each territory. Program rights are classified as current or non-current based on anticipated usage in the following year. The program rights liability is classified as current or non-current based on the payment terms of the related license agreements.

Barter transactions

        Barter transactions represent the exchange of commercial airtime for programming, merchandise or services. The transactions are recorded in the profit and loss account at the fair market value of the asset received or service rendered.

Technical and other equipment

        Technical and other equipment are carried at cost. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between a rate of 20 and 33% per annum.

TVSL société anonyme en liquidation
NOTES TO THE ACCOUNTS – continued
December 31, 2005

Warrants

        Proceeds received from the issue of warrants are accounted for as deferred income. If the warrants are exercised the proceeds will be accounted for as proceeds of the share issue and credited to the share premium account on the date of the share issue. If the warrants expire the proceeds will be credited to the profit and loss account in the financial year in which the expiry date falls.

Foreign currency translation

        The accounts of the Company are expressed in euro. Transactions in foreign currencies are translated into euro at the rates of exchange, which approximate the actual rates prevailing on the dates of the transactions. Assets and liabilities, excluding tangible assets and shares in affiliated undertakings, denominated in foreign currencies are translated into euro at the balance sheet date exchange rate. Tangible assets and shares in affiliated undertakings are translated at historic exchange rates. Realized exchange gains and losses as well as net unrealized exchange losses are reflected in the profit and loss account. Net unrealized exchange gains are accounted for as deferred income.

Taxation

        Under Luxembourg fiscal regulations, the Company's fiscal balance sheet and results of operations are required to be expressed in euro. Any liability is recorded in the account as a current tax expense. Any deferred tax assets arising are not reflected in the accounts.

Turnover

        Turnover consists primarily of management fees and rights to programs charged to affiliated undertakings in Scandinavia and other areas in Europe.

NOTE 3 – TANGIBLE ASSETS

		Technical and other equipment
Cost:
At January 1, 2005		183,879
Additions		–
Disposals		(183,879)

At December 31, 2005		0

Accumulated depreciation:
At January 1, 2005		15,255
Provided during the year		6,538
Disposals		(21,793)

At December 31, 2005		0

Net book value:
At December 31, 2005	euro	0

At December 31, 2004	euro	168,624

TVSL société anonyme en liquidation
NOTES TO THE ACCOUNTS – continued
December 31, 2005

NOTE 4 – FINANCIAL ASSETS

On October 18, 2005, the Company sold all its financial assets. The table below lists the sales price per asset and the resulting gain/(loss).

Company	Country of incorporation	Proportion of capital held	Cost December 31, 2004	Additions	(Disposals) During the year	Cost December 31, 2005	Accumulated value adjustment December 31, 2004	(Additions) releases during the year	Disposals during the year	Accumulated value adjustment December 31, 2005	Net book value December 31, 2005	Net book value December 31, 2004	Sales price	Gain/(loss) on disposal
Shares
Broadcast Norge AS	Norway	100%	42,081,675		(42,081,675)	–	(12,000,000)	–	12,000,000	–		30,081,675	88,500,000	58,418,325
Radio 1 Norge AS (8)	Norway	100%	13,510,799		(13,510,799)	–		–		–		13,510,799	40,400,000	26,889,201
SBS Broadcast Danmark A/S	Denmark	100%	76,484,304		(76,484,304)	–	(54,014,919)	–	54,014,919	–		22,469,385	10,000,000	-12,469,385
Kanal 2 Prime Time A/S	Denmark	1%	485,945		(485,945)	–	–	–		–		485,945		-485,945
Kanal 5 Holding AB	Sweden	100%	3,235,704		(3,235,704)	–	–	–		–		3,235,704	438,200,000	434,964,296
VT4 Limited	UK	100%	75,548,400		(75,548,400)	–	(25,548,400)	–	25,548,400	–		50,000,000	105,600,000	55,600,000
SBS Services (UK) Limited	UK	100%	2		(2)	–	–	–		–		2	1	-1
TV Danmark 1 Limited	UK	100%	2		(2)	–	–	–		–		2	3,100,000	3,099,998
Romanian Broadcasting Corporation Limited	UK	46.5%	7,976,124	1,414,414	(9,390,538)	–	(5,608,740)		5,608,740	–		2,367,384	1	-3,781,797
Scandinavian Broadcasting System						–				–
(Jersey) Limited	Jersey	100%	2		(2)	–	–	–		–		2	1	-1
Pro Radio Oy	Finland	100%	1,548,980		(1,548,980)	–	–	–		–		1,548,980	28,700,000	27,151,020
EBS International N.V.	Belgium	100%	70,500		(70,500)	–	–	–		–		70,500	1	-70,499
Scandinavian Broadcasting System (SBS)					–					–
Nederland B.V.	Netherlands	100%	28,706		(28,706)	–	–	–		–		28,706	391,571,065	391,542,359
MTM-SBS Televizio Rt. (1)	Hungary	49%	22,979,217		(22,979,217)	–	–	–		–		22,979,217		-22,979,217
Option to acquire an additional 22.5% of the shares in MTM-SBS Televizio Rt. (1)	Hungary		26,675,471		(26,675,471)	–	–	–		–		26,675,471	60,320,400	33,644,929
Option to acquire an additional 16% of the shares in MTM-SBS Televizio Rt. (1)	Hungary		3,533,569		(3,533,569)	–	–	–		–		3,533,569	60,079,600	56,546,031
MTM Produkcio Kft. (2)	Hungary	100%	4,327,302		(4,327,302)	–	–	–		–		4,327,302	1	-4,327,301
INTERAKTIV Televizios Musokeszito Kft	Hungary	80%	213,577		(213,577)	–	–	–		–		213,577	1	-213,576
SBS Magyarorszagi Befektetesi Kft.	Hungary	97%	11,122		(11,122)	–	–	–		–		11,122	1	-11,121
Impaller Broadcasting System d.o.o	Slovenia	100%	199,862		(199,862)	–	(199,862)		199,862	–				0
SBS Radio Sweden Holding AB						–				–
(f.d. SBS Radio Sweden AB)	Sweden	100%	14,487		(14,487)	–	–	–		–		14,487	10,000,000	9,985,513
SBS Interactive AB	Sweden	100%	40,802		(40,802)	–	–	–		–		40,802	1	-40,801
Broadcast Text International AB	Sweden	100%	2,622,673		(2,622,673)	–	–	–		–		2,622,673	2,600,000	-22,673
Lampsi Radio Company S.A. (3)	Greece	100%	10,073,151	160,016	(10,233,167)	–	(4,000,000)	–	4,000,000	–		6,073,151	41,300,000	35,066,833
SBS Services (US) Inc.	USA	100%	112		(112)	–	–	–		–		112	1	-111
Zenimax Media Inc. (6)	USA	12.5%	16,807,300		(16,807,300)	–	(16,807,300)	–	16,807,300	–			1	1
QXL ricardo plc	UK	1%	16,852,039		(16,852,039)	–	(16,749,784)		16,749,784	–		102,255	161,864	59,609
Lovesearch LP AB	Sweden	22%	1,375,161		(1,375,161)	–	(1,123,469)	–	1,123,469	–		251,692	1	-251,691
European Radio Investments Ltd.	Romania/UK		0	15,534,602	(15,534,602)	–							42,700,000	27,165,398
Hellas Radio Service Limited						–							9,000	9,000
The Voice TV Networks Ltd.				1	(1)	–							1	0

			326,696,988	17,109,033	(343,806,021)	–	(136,052,474)	0	136,052,474			190,644,514	1,323,241,941	1,115,488,394

TVSL société anonyme en liquidation
NOTES TO THE ACCOUNTS – continued
December 31, 2005

NOTE 4 – FINANCIAL ASSETS – continued

Company		Cost December 31, 2004	Additions	(Disposals) During the year	Cost December 31, 2005	Accumulated value adjustment December 31, 2004	(Additions) releases during the year	Disposals during the year	Accumulated value adjustment December 31, 2005	Net book value December 31, 2005	Net book value December 31, 2004	Sales price	Gain/(loss) on disposal
Loans
Broadcast Norge AS, NOK 330,370,634 (NOK 146,396,506–2003), bearing interest at approximately 5%		37,047,267	-3,062,267	(33,985,000)	–	–	–		–		37,047,267	33,985,000
SBS Broadcast Danmark A/S, DKK 120,975,834 (DKK 113,981,523–2003), bearing interest at 6%		16,262,816	687,488	(16,950,304)	–	–	–		–		16,262,816	16,950,304
SBS Broadcast Danmark A/S, has no fixed interest		366,253	-366,253		–	–	–		–		366,253
TV Danmark A/S, DKK 100,997,304					–
(DKK 95,158,067–2003), bearing interest at 6%		13,577,096	573,953	(14,151,049)	–	–	–		–		13,577,096	14,151,049
TV Denmark Ltd, has no fixed interest		27,177,258	-10,864,473	(16,312,785)	–	(15,000,000)	–	15,000,000	–		12,177,258	16,312,785	15,000,000
SBS Radio A/S, DKK 44,099,693 (DKK 40,952,679–2003) bearing interest at approximately 7.5%		5,928,334	309,824	(6,238,158)	–	–	–		–		5,928,334	6,238,158
Radio 2 Danmark A/S DKK 8,413,500, no fixed interest		1,131,029	47,813	(1,178,842)		–	–		–		1,131,029	1,178,842
Kanal 5 AB SEK 47,000,000 (SEK 47,000,000–2003) bearing interest at 12 month STIBOR plus 4%		5,210,296	-5,210,296		–	–	–		–		5,210,296
Kanal 5 Holding AB, SEK 1,435,000,000 (SEK 1,435,000,000–2003)					–
bearing interest at 12 month STIBOR plus 4%		159,080,327	15,296,285	(174,376,612)	–	–	–		–		159,080,327	174,376,612
SBS Services BV., has no fixed interest		25,009,665	-25,009,665		–	–	–		–		25,009,665
Pro Radio OY,					–
EURO 3,385,794 (4,152,721–2003), bearing interest at approximately 5%,					–
EURO 10,550,000 subordinated loan with no fixed interest or repayment terms.		13,935,793	-371,439	(13,564,354)	–	–	–		–		13,935,793	13,564,354
VT4 Ltd., has no fixed interest		5,758,811	-1,337,584	(4,421,227)	–		–		–		5,758,811	4,421,227
Scandinavian Broadcasting System (SBS) Nederland B.V., bearing interest at 5%		34,962,839	475,597	(35,438,436)	–	–	–		–		34,962,839	35,438,436
Scandinavian Broadcasting System (SBS) Nederland B.V.,					–
USD 41,829,167 (USD 154,357,000–2003), bearing interest at 5% (4)		30,709,332	-30,709,332		–		–		–		30,709,332
Broadcast Text International AB SEK 23,246,960					–
(SEK 14,633,757–2003), bearing interest at 5%		2,577,096	291,409	(2,868,505)	–		–		–		2,577,096	2,868,505
MTM-SBS Televizio Rt. €1,780,735 (€3,871,435–2003) interest at a rate of 6% (1)		1,780,735	32,094	(1,812,829)	–	–	–		–		1,780,735	1,812,829
MTM-SBS Televizio Rt., €1,479,400 (€1,448,897–2003) interest at a rate of 6% (1)		1,479,400	17,658	(1,497,058)	–	–	–		–		1,479,400	1,497,058
MTM-SBS Televizio Rt., has no fixed interest (1)		15,562,084	-12,026,899	(3,535,185)	–	–	–		–		15,562,084	3,535,185
SBS Magyarorszagi Befektetesi Kft.		2,298,924	359,702	(2,658,626)	–	–	–		–		2,298,924	2,658,626
SBS Radio Sweden Holding AB (f.d. SBS Radio Sweden AB),					–
SEK 174,797,315 (SEK 164,691,273–2003), bearing interest at 6%		19,377,571	-62,156	(19,315,415)	–	–	–		–		19,377,571	19,315,415
SBS Radio Sweden AB (f.d. Svenska Media Intressenter AB)					–
SEK 127,166,115 (SEK 122,552,297–2003) has no fixed interest		14,097,268	-3,981,132	(10,116,136)	–	–	–		–		14,097,268	10,116,136
		433,330,194		(358,420,521)		(15,000,000)	0	15,000,000	0	0	418,330,194	358,420,521	15,000,000

Total financial assets	Euro	760,027,182		(702,226,542)	–	(151,052,474)	0	151,052,474	0	0	608,974,708	1,681,662,462	1,130,488,394

TVSL société anonyme en liquidation
NOTES TO THE ACCOUNTS – continued
December 31, 2005

NOTE 5 – OWN SHARES

        On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17,500,000 payable in the Company's Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers, who have agreed not to sell such shares for a period of twelve months without our consent ("the lock-up period"). On September 8, 2004 the Company repurchased for €18,579,000 in cash all of the 856,494 Common Shares.

        Each Common Share is valued at cost, € 21.69, at year-end. The number of Own Shares at 31 December 2005 was 1,613 (2004: 526,691). In compliance with article 49-5 of Luxembourg Company law August 10, 1995, as amended, a non-distributable reserve for the equivalent amount exists.

NOTE 6 – 12% SENIOR NOTES DUE 2008

        On June 15, 2001, the Company issued €135,000,000 of 12% Senior Notes due June 15, 2008. Interest on the notes was payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2001. The notes matured on June 15, 2008. On or after June 15, 2005 the notes were redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company was entitled to redeem all or part of the notes at the Make-Whole Price defined as the present value of the principal, premium and interest payments that would be payable if the note were redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The Company was also entitled to redeem up to 35% of the notes on or prior to June 15, 2004 with the net proceeds of offerings of Common Shares at a redemption price set forth in the indenture. The notes were unsecured obligations, which ranked pari passu in right of payment with all existing and future unsecured debt of the Company and were senior to any debt that was expressly subordinated to the notes. The notes effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company was required to offer to repurchase the notes. The notes contained restrictive covenants that limited the Company's ability to make investments, pay dividends, and incur additional debt unless certain debt to EBITDA ratios are maintained. The Company was in compliance with these ratios as of December 31, 2004.

        In December 2003, the Company acquired and redeemed €300,000 of the notes and recorded a loss of €42,000 upon the extinguishment of the debt. During 2004, the Company acquired and redeemed €31,045,000 of the notes and recorded a loss of €5,124,000 upon the extinguishment of the debt. In June 2005, the notes were repaid in full.

NOTE 7 – CAPITAL AND RESERVES

  (a)
  Authorized and subscribed

		2005	2004
Authorized:
75,000,000 Common Shares with a par value of euro 2.00	euro	150,000,000	150,000,000

Subscribed:
33,671,803 (2004: 32,307,586) Common Shares with a par value of euro 2.00	euro	67,343,606	64,615,172

  (b)
  Movements

	Subscribed capital	Share premium	Reserve for own shares	Legal Reserve	Results brought- forward
At December 31, 2004	64,615,172	438,927,336	11,425,162	6,374,666	44,163,475
Reserve Transfer (A)				86,851	(86,851)
Exercise of Options (C)			(11,390,172)		11,390,172
Exercise of Options (D)	2,728,434	23,857,362
Profit for the financial year ended December 31, 2005	–	–	–	–	1,117,662,933

At December 31, 2005	67,343,606	462,784,698	34,990	6,461,517	1,173,129,729

    (A)
    At the general meeting of shareholders held on June 24, 2005, the Company appropriated €86,851 to the legal reserve.

    (B)
    During 2005 options to buy 525,078 Common Shares were exercised at exercise prices ranging from €14.37 to €31.80 per share. Own shares were distributed in this respect.

      As at 31 December 2004, there were 1,613 own shares held with a value of €34,990.

    (C)
    During 2005 options to buy 1,364,217 Common Shares were exercised at exercise prices ranging from €15.32 to €31.80 per share. The share capital was increased accordingly within the authorized capital.

Distribution

        On November 8, 2005 the Company cancelled the remaining outstanding stock options to acquire 6,463,245 Common Shares, and paid €157,983,118 to the optionholders.

        At the same date, November 8, 2005, the Company distributed €1,551,252,994 to its shareholders.

QuickLinks

NOTICE OF EXTRAORDINARY MEETINGS OF SHAREHOLDERS
PROXY STATEMENT
BALANCE SHEET, dated December 31, 2005
TVSL société anonyme en liquidation NOTES TO THE ACCOUNTS